UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Agritech Worldwide, Inc.

(Name of Issuer)

Common Stock, par value $0.00005 per share

(Title of Class of Securities)

988924205

(CUSIP Number of Class of Securities)

Jonathan Kahn

2550 N. Lakeview Ave., Unit S2206

Chicago, Illinois 60614

(773) 296-0700

Morris Garfinkle

Garfinkle Revocable Trust

13783 E. Gail Rd.

Scottsdale, AZ 85259

(202) 359-2107

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

April 17, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 988924205	SCHEDULE 13D	Page 2 of 10

1.		NAME OF REPORTING PERSON: Morris Garfinkle
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)		☐
(b)		☐

3.		SEC USE ONLY
4.		SOURCE OF FUNDS PF; OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7.	SOLE VOTING POWER 9,690,944
SHARES BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 629,945
EACH REPORTING PERSON	9.	SOLE DISPOSITIVE POWER 9,690,944
WITH	10.	SHARED DISPOSITIVE POWER 629,945
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,320,889
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14.		TYPE OF REPORTING PERSON IN

CUSIP No. 988924205	SCHEDULE 13D	Page 3 of 10

1.		NAME OF REPORTING PERSON: Garfinkle Revocable Trust
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)		☐
(b)		☐

3.		SEC USE ONLY
4.		SOURCE OF FUNDS OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.		CITIZENSHIP OR PLACE OF ORGANIZATION Arizona
NUMBER OF	7.	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 629,945
EACH REPORTING PERSON	9.	SOLE DISPOSITIVE POWER 0
WITH	10.	SHARED DISPOSITIVE POWER 629,945
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 629,945
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14.		TYPE OF REPORTING PERSON OO

CUSIP No. 988924205	SCHEDULE 13D	Page 4 of 10

1.		NAME OF REPORTING PERSON: Jonathan Kahn
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)		☐
(b)		☐

3.		SEC USE ONLY
4.		SOURCE OF FUNDS PF; OO
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7.	SOLE VOTING POWER 7,383,663
SHARES BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER 0
EACH REPORTING PERSON	9.	SOLE DISPOSITIVE POWER 7,383,663
WITH	10.	SHARED DISPOSITIVE POWER 0
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,383,663
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%
14.		TYPE OF REPORTING PERSON IN

CUSIP No. 988924205	SCHEDULE 13D	Page 5 of 10

SCHEDULE 13D

This Amendment No. 4 (the “Amendment”) relates to the Statement of Beneficial Ownership on Schedule 13D filed jointly by Morris Garfinkle, (“Mr. Garfinkle”), the Garfinkle Revocable Trust (the “Revocable Trust”) and Jonathan Kahn (“Mr. Kahn”) (collectively, the “Reporting Persons”) with the SEC on February 17, 2017, as amended by Amendment No. 1 to such statement filed with the SEC on March 16, 2017 (“Amendment No. 1”), as further amended by Amendment No. 2 to such statement filed with the SEC on April 3, 2017 (“Amendment No. 2”), and as further amended by Amendment No. 3 to such statement filed with the SEC on April 7, 2017 (as further amended by this Amendment, the “Schedule 13D”).

Except as set forth below, all Items of the Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended to add the following information for updating:

On April 17, 2017, (i) the UCC Sale was conducted by GKS Funding and (ii) at the UCC Sale, GKS Funding credit bid $996,000 of its claims under the Loan Agreement to purchase all of the Collateral. There were no other bids for any of the Collateral.

Following conclusion of the UCC Sale, GKS Funding assigned its right to acquire the Collateral to AgriFiber Solutions LLC, a Delaware limited liability company (“AgriFiber”). Mr. Kahn and Mr. Garfinkle are (i) control persons of AgriFiber and (ii) along with others, are equity owners of AgriFiber.

CUSIP No. 988924205	SCHEDULE 13D	Page 6 of 10

Each Reporting Person expects to evaluate on an ongoing basis the Company’s financial condition and prospects and its interest in, and intentions with respect to, the Company and its investment in the securities of the Company (including debt securities and other debt instruments held directly and/or indirectly by the Reporting Persons), which review may be based on various factors (including, without limitation, the Company’s business and financial condition, results of operations and prospects, general economic and industry conditions, the price and availability of shares of the Company’s capital stock, the conditions of the securities markets in general and those for the Company’s securities in particular), as well as other developments and other investment opportunities. Accordingly, each Reporting Person reserves the right to change its intentions, as it deems appropriate. In particular, each Reporting Person may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, increase its investment in securities of the Company or dispose of all or a portion of the securities of the Company that such Reporting Persons now owns or may hereafter acquires. In addition, the Reporting Persons may engage in discussions with members of management and members of the board of directors of the Company regarding the Company (including, but not limited to, the Company’s business and financial condition, results of operations and prospects). The Reporting Persons may take positions with respect to and seek to influence the Company regarding the matters discussed above (including through the debt securities and other debt instruments held directly and/or indirectly by the Reporting Persons). Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein. The Reporting Persons also reserve the right, in each case subject to applicable law, to (i) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their respective positions in the shares of Common Stock or other securities and (ii) consider participating in a business combination transaction that would result in an acquisition of all of the outstanding Common Stock.

Other than as described above in this Item 4, the Reporting Persons do not have any plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended to add the following information for updating:

The Company confirmed 154,976,459 shares of Common Stock were issued and outstanding as of March 15, 2017.

(a)

(i)         As of the close of business on April 6, 2017, Mr. Kahn may have been deemed to have beneficial ownership of 7,383,663 shares of Common Stock, consisting of (x) 6,067,931 shares of Common Stock held by Mr. Kahn, (y) the 900,000 shares of Common Stock issued to Mr. Kahn in exchange for Mr. Kahn’s warrants as described in Item 4 of the Schedule 13D filed with the SEC on February 17, 2017 (the “February 13D”) and (z) 415,732 shares of Common Stock that were required to be issued to Mr. Kahn prior to the date hereof pursuant to Section 3(c)(iv) of the Kahn Employment Agreement (as defined in the Prior Kahn 13D), and all such 7,383,663 shares of Common Stock represented beneficial ownership of approximately 4.8% of the Common Stock.

(ii)        As of the close of business on April 17, 2017, Mr. Kahn may have been deemed to have beneficial ownership of 7,383,663 shares of Common Stock, consisting of (x) 6,067,931 shares of Common Stock held by Mr. Kahn, (y) the 900,000 shares of Common Stock issued to Mr. Kahn in exchange for Mr. Kahn’s warrants as described in Item 4 of the February 13D and (z) 415,732 shares of Common Stock that were required to be issued to Mr. Kahn prior to the date hereof pursuant to Section 3(c)(iv) of the Kahn Employment Agreement, and all such 7,383,663 shares of Common Stock represented beneficial ownership of approximately 4.8% of the Common Stock.

CUSIP No. 988924205	SCHEDULE 13D	Page 7 of 10

(iii)       As of the close of business on April 17, 2017, Mr. Garfinkle may have been deemed to have beneficial ownership of 10,320,889 shares of Common Stock, consisting of (i) 3,024,608 shares of Common Stock held by Mr. Garfinkle, (ii) the 5,563,574 shares of Common Stock issued to Mr. Garfinkle in exchange for warrants held by Mr. Garfinkle as described in Item 4 of the February 13D, (iii) the 459,449 shares of Common Stock issued to the Revocable Trust in exchange for warrants held by the Revocable Trust as described in Item 4 of the February 13D, (iv) 96,051 shares of Common Stock issuable upon conversion of 5,210 shares of Series B Preferred Stock of the Company held by Mr. Garfinkle as described in the Prior Garfinkle 13D, (v) 89,858 shares of Common Stock issuable upon conversion of 4,874 shares of Series B Preferred Stock of the Company held by the Revocable Trust as described in the Prior Garfinkle 13D, (vi) 80,638 shares of Common Stock issuable upon conversion of a convertible note held by the Revocable Trust that was described in the Prior Garfinkle 13D and (vii) 1,006,711 shares of Common Stock issuable upon exercise of options that were issued to Mr. Garfinkle that fully vest on May 17, 2017, which is within 60 days of the date of this Amendment, and all such 10,320,889 shares of Common Stock represented beneficial ownership of approximately 6.6% of the Common Stock.

(iv)       As of the close of business on April 17, 2017, the Revocable Trust may have been deemed to have beneficial ownership of 629,945 shares of Common Stock, consisting of (i) the 459,449 shares of Common Stock issued to the Revocable Trust in exchange for warrants held by the Revocable Trust as described in Item 4 of the February 13D, (ii) 89,858 shares of Common Stock issuable upon conversion of 4,874 shares of Series B Preferred Stock of the Company held by the Revocable Trust as described in the Prior Garfinkle 13D and (iii) 80,638 shares of Common Stock issuable upon conversion of a convertible note held by the Revocable Trust that was described in the Prior Garfinkle 13D, and all such 629,945 shares of Common Stock represented beneficial ownership of approximately 0.4% of the Common Stock.

(b)

(i)         As of the close of business on April 6, 2017, Mr. Kahn may have been deemed to have the sole power to vote and direct the disposition of 7,383,663 shares of Common Stock, consisting of (x) 6,067,931 shares of Common Stock held by Mr. Kahn, (y) the 900,000 shares of Common Stock issued to Mr. Kahn in exchange for Mr. Kahn’s warrants as described in Item 4 of the February 13D and (z) 415,732 shares of Common Stock that were required to be issued to Mr. Kahn prior to the date hereof pursuant to Section 3(c)(iv) of the Kahn Employment Agreement, and all such 7,383,663 shares of Common Stock represented beneficial ownership of approximately 4.8% of the Common Stock.

(ii)        As of the close of business on April 17, 2017, Mr. Kahn may have been deemed to have the sole power to vote and direct the disposition of 7,383,663 shares of Common Stock, consisting of (x) 6,067,931 shares of Common Stock held by Mr. Kahn, (y) the 900,000 shares of Common Stock issued to Mr. Kahn in exchange for Mr. Kahn’s warrants as described in Item 4 of the February 13D and (z) 415,732 shares of Common Stock that were required to be issued to Mr. Kahn prior to the date hereof pursuant to Section 3(c)(iv) of the Kahn Employment Agreement, and all such 7,383,663 shares of Common Stock represented beneficial ownership of approximately 4.8% of the Common Stock.

CUSIP No. 988924205	SCHEDULE 13D	Page 8 of 10

(iii)       As of the close of business on April 17, 2017, Mr. Garfinkle may have been deemed to have (i) the sole power to vote and direct the disposition of 9,690,944 shares of Common Stock, consisting of (1) 3,024,608 shares of Common Stock held by Mr. Garfinkle, (2) the 5,563,574 shares of Common Stock issued to Mr. Garfinkle in exchange for warrants held by Mr. Garfinkle as described in Item 4 of the February 13D, (3) 96,051 shares of Common Stock issuable upon conversion of 5,210 shares of Series B Preferred Stock of the Company held by Mr. Garfinkle as described in the Prior Garfinkle 13D and (4) 1,006,711 shares of Common Stock issuable upon exercise of options that were issued to Mr. Garfinkle that fully vest on May 17, 2017, which is within 60 days of the date of this Amendment, and (ii) the shared power to vote and direct the disposition of 629,945 shares of Common Stock, consisting of (I) the 459,449 shares of Common Stock issued to the Revocable Trust in exchange for warrants held by the Revocable Trust as described in Item 4 of the February 13D, (II) 89,858 shares of Common Stock issuable upon conversion of 4,874 shares of Series B Preferred Stock of the Company held by the Revocable Trust as described in the Prior Garfinkle 13D and (III) 80,638 shares of Common Stock issuable upon conversion of a convertible note held by the Revocable Trust that was described in the Prior Garfinkle 13D, and all such 10,320,889 shares of Common Stock represented beneficial ownership of approximately 6.6% of the Common Stock.

(iv)       As of the close of business on April 17, 2017, the Revocable Trust may have been deemed to have the shared power to vote and direct the disposition of 629,945 shares of Common Stock, consisting of (i) the 459,449 shares of Common Stock issued to the Revocable Trust in exchange for warrants held by the Revocable Trust as described in Item 4 of the February 13D, (ii) 89,858 shares of Common Stock issuable upon conversion of 4,874 shares of Series B Preferred Stock of the Company held by the Revocable Trust as described in the Prior Garfinkle 13D and (iii) 80,638 shares of Common Stock issuable upon conversion of a convertible note held by the Revocable Trust that was described in the Prior Garfinkle 13D, and all such 629,945 shares of Common Stock represented beneficial ownership of approximately 0.4% of the Common Stock.

(c)       Other than as set forth on Schedule A attached hereto, none of the Reporting Persons had any transactions in the Common Stock since the filing of Amendment No. 2 with the SEC on April 3, 2017. All of the sales set forth on Schedule A attached hereto were effected for the account of Mr. Kahn. The sales set forth on Schedule A were effected in open market transactions.

(e)       On April 4, 2017, Mr. Kahn ceased to be the beneficial owner of more than 5% of the Common Stock.

Item 6.	contracts, arrangements, understandings or relationships with respect to the securities of the issuer

Item 6 of the Schedule 13D is hereby amended to add the following information for updating:

Item 4 is incorporated in this Item 6 by reference.

Except as otherwise described in Items 4 and 6 of the Schedule 13D, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company among or among the Reporting Persons or any other person or entity.

CUSIP No. 988924205	SCHEDULE 13D	Page 9 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 18, 2017

/s/ Morris Garfinkle
Morris Garfinkle

/s/ Jonathan Kahn
Jonathan Kahn

Garfinkle Revocable Trust

/s/ Morris Garfinkle
Morris Garfinkle, Co-Trustee

CUSIP No. 988924205	SCHEDULE 13D	Page 10 of 10

SCHEDULE A

This schedule sets forth information with respect to each sale of shares of Common Stock which was effectuated on behalf of Mr. Kahn since the filing of Amendment No. 2. All sales of shares of Common Stock were made in open market transactions.

Mr. Kahn

Date	Number of Shares Bought (Sold)	Price Per Share($)(1)
4/4/2017	(400,000)	$0.01

(1)     Excludes commissions and other execution-related costs.